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                              November 8, 2022

       Paul Mann
       Chairman, Chief Executive Officer and Chief Financial Officer ASP Isotopes Inc.
       433 Plaza Real, Suite 275
       Boca Raton, Florida 33432

                                                        Re: ASP Isotopes Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed November 4,
2022
                                                            File No. 333-267392

       Dear Paul Mann:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

       Amendment No. 4 to Form S-1 filed November 4, 2022

       Recent Developments, page 3

   1. We note that your belief regarding the validity of your exclusive license from Klydon is based on "information
currently available" and your "consultation with legal counsel in
                                                        South Africa." Please
describe for us the information that is available and the details of your consultation with
counsel, including whether you received an opinion from counsel and the type of counsel
(e.g., your intellectual property counsel).
 Paul Mann
FirstName LastNamePaul   Mann
ASP Isotopes Inc.
Comapany 8,
November  NameASP
             2022    Isotopes Inc.
November
Page 2    8, 2022 Page 2
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Brenda Hamilton, Esq.